SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 6)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CONX CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

212873103

(CUSIP Number of Class of Securities)

Kyle Jason Kiser

Chief Executive Officer

CONX Corp.

5701 S. Santa Fe Dr.

Littleton, CO 80120

(303) 472-1542

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Mario Schollmeyer

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Explanatory Note

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by CONX Corp., (”CONX” or, the “Company,” “our,” “us” and “we”) on April 1, 2024 (together with any subsequent amendments and supplements thereto, including Amendment No. 1 filed with the SEC on April 15, 2024, Amendment No. 2 filed with the SEC on April 17, 2024, Amendment No. 3 filed with the SEC on April 19, 2024, Amendment No. 4 filed with the SEC on April 22, 2024 and Amendment No. 5 filed with the SEC on April 22, 2024, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to 2,120,269 of its issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “common stock”), at a price of $10.598120 per share, net to the seller in cash for an aggregate purchase price of up to $22,470,865 (or $22,152,921 when excluding 30,000 shares held by our independent directors that may not be redeemed). The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated April 1, 2024 (as amended, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act. This Amendment is being filed on behalf of the Company.

Amendments to the Offer to Purchase

The Offer to Purchase and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:

The Transaction

Two new paragraphs are added to the end of the section entitled “Seller Lease Agreement” on page 47, as well as the corresponding disclosures under the section entitled “General” on page 40, as follows:

The Seller Lease Agreement provides for (i) a base rent payable during the first year of the initial term of $228,500 per month, which will escalate annually at a rate of two percent per annum and (ii) a monthly additional rent payment, which is estimated for each calendar year and paid in equal monthly installments (“Additional Rent”), which represents Seller’s proportionate share of the operating expenses of the Property. CONX’s estimated maintenance and repair obligations with respect to roof, shell, core and systems will be reflected in the Additional Rent as operating expenses to be reimbursed by Seller.

Following the end of each calendar year, CONX will deliver to Seller a statement of the actual expenses (an “Expense Statement”) incurred at the Property for the preceding year. To the extent Seller’s proportionate share of the actual expenses incurred at the Property exceed the estimated expenses for such year, Seller will be obligated to pay CONX the difference within 30 days of its receipt of the Expense Statement. To the extent Seller’s proportionate share of the actual expenses incurred at the Property are less than the estimated expenses for such year, CONX will be required to refund Seller the difference at the time it delivers the Expense Statement.

An amended form of the Seller Lease Agreement in the form substantially agreed by CONX and Seller, marked against the original form, is attached hereto as Exhibit (d)(17).

Item 12. Exhibits

Item 12 and the Exhibit Index of the Schedule TO are hereby amended to add Exhibit (d)(17):

(d)(17)	Amended Form of Seller Lease Agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2024	By:	/s/ Kyle Jason Kiser
Kyle Jason Kiser
Chief Executive Officer